November 20, 2015

Submitted on EDGAR under “CORRESP”

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Barrett Business Services, Inc. Item 4.02 Form 8-K Filed November 9, 2015 File No. 000-21886

Dear Mr. Spirgel:

We are in receipt of your comment letter dated November 16, 2015, regarding the subject filing. We request an extension to provide our written response until December 2, 2015, due to scheduling conflicts arising out of the upcoming holiday.

Very truly yours,

/s/ James D. Miller

James D. Miller
Vice President—Finance